Exhibit 99.B(d)(1)(iii)

AMENDED SCHEDULE A

with respect to the

INVESTMENT MANAGEMENT AGREEMENT

between

ING STRATEGIC ALLOCATION PORTFOLIOS, INC.

and

ING INVESTMENTS, LLC

Series	Annual Investment Management Fee
(as a percentage of daily net assets)
ING Strategic Allocation Conservative Portfolio	Direct Investments
ING Strategic Allocation Growth Portfolio	0.60% of ADNA
ING Strategic Allocation Moderate Portfolio
Underlying Funds
0.08% of ADNA